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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549











                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                   UNDER THE INVESTMENT COMPANY ACT OF 1940






                            WARBURG, PINCUS TRUST
                           Exact Name of Registrant









































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                           NOTIFICATION OF ELECTION



          The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule l8f-1 under the Investment Company Act of 1940, as amended. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                   SIGNATURE


          Pursuant to the requirements of Rule l8f-1 under the Investment Company Act of 1940, as amended, the Registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the State of New York on the 5th day of April, 1995.


        Signature: WARBURG, PINCUS TRUST
                   (Name of Registrant)


                By: /s/ Eugene P. Grace
                      Name: Eugene P. Grace
                      Title: Vice President







Attest: /s/ Karen Amato
         Name: Karen Amato
         Title: Assistant Secretary